Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2004	2003	2002	2001	2000
Earnings
Net Income	$46	$45	$45	$40	$39
Federal Income & State Tax	17	34	24	26	25

Total Earnings Before Federal and State Income Tax	63	79	69	66	64

Fixed Charges*	21	23	30	26	27

Earnings	$84	$102	$99	$92	$91

* Fixed Charges

Interest on Long-Term Debt	$18	$18	$20	$21	$22
Amortization of Debt Discount, Premium and Expense	1	1	1	1	1
Interest Component of Rentals	1	2	2	1	1
Other Interest	1	2	7	3	3

Fixed Charges	$21	$23	$30	$26	$27

Ratio of Earnings to Fixed Charges	4.0	4.4	3.3	3.5	3.4